Exhibit 1
                                                                       ---------


FOR IMMEDIATE RELEASE                                              18 April 2007


                              WPP GROUP PLC ("WPP")

           WPP announces partnership with UK-based marketing services agency Clemmow Hornby Inge

WPP announces that it has acquired a 49.9% stake in Clemmow Hornby Inge Limited, ("CHI"), a leading independent fully integrated marketing services agency, and the parent company of Hall Moore CHI, the leading direct and digital agency. CHI will retain its independent positioning.

Founded in 2001 by Simon Clemmow, Johnny Hornby and Charles Inge, CHI is based in London and employs 151 people. CHI's roster of clients includes Argos, British Gas, Britvic, Carphone Warehouse, COI, Friends of the Earth, Lexus, Premier Foods, Prince's Trust, RBS, The Telegraph Group and Toyota.

CHI's revenues for the year ended 30 June 2006 were (pound)18.5 million, with gross assets at the same date of (pound)17.7 million.

This investment continues WPP's strategy of developing advertising, brand planning and strategy, direct marketing and digital, design and identity capabilities for existing and new clients in mature markets.


Contact:
Feona McEwan, WPP                                       T +44 (0)20 7408 2204
www.wpp.com
-----------